FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

50 Main Street

White Plains, NY 10606

December 28, 2011

Via Edgar Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Great-West Life & Annuity Insurance Company (“Company”)

Variable Annuity-2 Series Account (“Registrant”)

Pre-Effective Amendment No. 1 to Registration Statement on Form N-4

File No. 333-177070

Commissioners:

The Company and GWFS Equities, Inc. (“Underwriter”), as principal underwriter of the contracts that are the subject to the above-referenced Registration Statement, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on January 5, 2012 or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Furthermore, the Company, on its behalf and on behalf of Registrant, acknowledge the following:

•	Should the staff, acting pursuant to delegated authority, declare the filing effective, the Company does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relief the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the united States

Registrant and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Securities and Exchange Commission

December 28, 2011

Very truly yours,

First Great-West Life & Annuity Insurance Company		GWFS Equities, Inc.

By:	/s/ R.K. Shaw	By:	/s/ Teresa Luiz
	R.K. Shaw		Teresa L. Luiz
	Executive Vice President		Compliance Officer

cc:	Patrick F. Scott (via e-mail)

Office of Insurance Products